EXHIBIT 99.1

Tekmira Announces Filing of Shelf Prospectus and Registration Statement

VANCOUVER, British Columbia, Feb. 21, 2014 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a developer of RNA interference (RNAi) therapeutics, today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada, other than Québec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the "SEC") on Form F-10.

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of Tekmira's common shares, warrants to purchase common shares and/or units comprising any combination of the foregoing from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus. This shelf prospectus is intended to give Tekmira the flexibility to take advantage of financing opportunities when market conditions are favourable. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities and the SEC. These filings will replace Tekmira's existing base shelf prospectus dated January 16, 2013 and the corresponding registration statement. Accordingly, Tekmira will cease to issue any further securities under the base shelf prospectus dated January 16, 2013 and corresponding registration statement.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Tekmira by submitting a request to Investor Relations at 100 - 8900 Glenlyon Parkway Glenlyon Business Park Burnaby, B.C. V5J 5J8, by telephone at 604-419-3234 or by e-mail at jregts@tekmirapharm.com or on SEC's website at www.sec.gov or SEDAR at www.sedar.com.

Reporting Currency of Tekmira

Tekmira also announces that effective immediately, Tekmira will begin using United States dollars as Tekmira's reporting currency, as a large proportion of Tekmira's investors and competitors report in United States dollars. Historically, Tekmira has used the Canadian dollar as Tekmira's reporting currency.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements regarding the base shelf prospectus and registration statement being cleared by Canadian securities regulatory authorities and the SEC, and Tekmira's intention to take advantage of financing opportunities when market conditions are favourable.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: general economic, business and market conditions, and satisfaction of the regulatory requirements for a potential offering of Tekmira's securities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, regulatory, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: not receiving the regulatory approvals, including the further approvals that may be sought from securities regulatory authorities or the SEC, on the timelines required or at all; that the prevailing market price of our securities may make a prospectus offering in respect of such securities unattractive to Tekmira; Tekmira's research and development capabilities and resources will not meet current or expected demand; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; difficulties or delays in the progress, timing and results of clinical trials; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca